UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File Number: 001-36582

Auris Medical Holding AG

(Exact name of registrant as specified in its charter)

Bahnhofstrasse 21

6300 Zug, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Entry into a Material Definitive Agreement

Registered Offering Purchase Agreement

On October 10, 2017, Auris Medical Holding AG (the “Company” or “we”) entered into a purchase agreement (the “Registered Offering Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”), pursuant to which LPC committed to subscribe for 1,744,186 of our common shares for an aggregate price of $1,500,000, subject to certain limitations and conditions set forth in the Registered Offering Purchase Agreement and pursuant to our effective shelf registration statement on Form F-3 (Registration No. 333-217305), filed with the Securities and Exchange Commission (the “SEC”) in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), which was declared effective on April 24, 2017.

The Registered Offering Purchase Agreement contains customary representations, warranties and agreements of the parties, indemnification rights of LPC and other obligations of the parties.

Equity Commitment Purchase Agreement and Registration Rights Agreement

On October 10, 2017, we entered into a purchase agreement (the “Commitment Purchase Agreement” and together with the Registered Offering Agreement, the “Purchase Agreements”) and a Registration Rights Agreement (the “Registration Rights Agreement”) with LPC. Pursuant to the Commitment Purchase Agreement, LPC has agreed to subscribe for up to $13,500,000 of our common shares over the 30-month term of the Commitment Purchase Agreement.

Upon satisfaction of the conditions in the Commitment Purchase Agreement, including that a registration statement, which we have agreed to file with the SEC, pursuant to the Registration Rights Agreement, is declared effective by the SEC and a final prospectus in connection therewith is filed by the SEC (the “Commencement”), we will have the right, from time to time at its sole discretion over the 30-month period from and after the Commencement, to require LPC to subscribe for up to 300,000 of our common shares (a “Regular Purchase”); provided, however, that (i) a Regular Purchase may be increased to up to 350,000 of our common shares provided that the closing sale price of our common shares is not below $1.00 on the purchase date, (ii) a Regular Purchase may be increased to up to 400,000 of our common shares provided that the closing sale price of our common shares is not below $1.50 on the purchase date and (iii) a Regular Purchase may be increased to up to 500,000 of our common shares provided that the closing sale price of our common shares is not below $2.00 on the purchase date; and provided, further, that the aggregate price of any Regular Purchase shall not exceed $1,000,000. We may not sell any of our common shares as a Regular Purchase on a date in which the closing sale price of our common shares is below the nominal value of our shares, or CHF 0.40. The purchase price for Regular Purchases shall be equal to the lesser of (i) the lowest sale price of our common shares on the purchase date and (ii) the average of the three (3) lowest closing sale prices of our common shares during the ten (10) business days prior to the purchase date, as reported on the Nasdaq Capital Market.

We also have the right, at our sole discretion, to require LPC to make additional purchases of up to an aggregate of $3,000,000 in separate amounts of up to $500,000 each, at a purchase price equal to the lesser of (i) $1.50 per common share or (ii) 97% of the purchase price, provided that the closing price of the common shares is not below $0.70. We can deliver notice for an additional purchase at any time, so long as at least twelve (12) business days have passed since a additional purchase was completed.

The Commitment Purchase Agreement contains customary representations, warranties and agreements of the parties, certain limitations and conditions to completing future sale transactions, indemnification rights of LPC and other obligations of the parties. LPC has covenanted not to cause or engage in any manner whatsoever, any direct or indirect short selling or hedging of the Common Stock. In connection with the entry into the Commitment Purchase Agreement, we paid LPC a cash fee of $300,000.

We have agreed to file a registration statement on Form F-1 covering the resale of the common shares issuable to LPC under the Commitment Purchase Agreement in accordance with the terms of the Registration Rights Agreement.

The net proceeds under the Commitment Purchase Agreement to will depend on the frequency and prices at which we sell our common shares to LPC. We expect that any proceeds received by us from such sales to LPC will be used for working capital and general corporate purposes. We have the right to terminate the Commitment Purchase Agreement at any time for any reason upon one (1) business day’s written notice to LPC.

The foregoing description of the Purchase Agreement, the Commitment Purchase Agreement and the Registration Rights Agreement is a summary only and is subject to, and qualified in its entirety by, reference to the full text of the Purchase Agreement, the Commitment Purchase Agreement and the Registration Rights Agreement, each of which is attached hereto as Exhibits 10.1, 10.2 and 10.3, respectively, and are incorporated herein by reference.

The representations, warranties and covenants contained in the Purchase Agreements and the Registration Rights Agreement were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to the Purchase Agreements and the Registration Rights Agreement, and may be subject to limitations agreed upon by the contracting parties. Accordingly, the Purchase Agreements and the Registration Rights Agreement are incorporated herein by reference only to provide investors with information regarding the terms of the Purchase Agreements and the Registration Rights Agreement, and not to provide investors with any other factual information regarding our Company or its business, and should be read in conjunction with the disclosures in our periodic reports and other filings with the SEC.

A copy of the press release announcing the transactions is furnished as Exhibit 99.1 hereto.

INCORPORATION BY REFERENCE

The text above under “Entry into a Material Definitive Agreement” and Exhibits 10.1, 10.2 and 10.3 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Numbers 333-206710 and 333-217305) and Form S-8 (Registration Numbers 333-198037, 333-200805 and 333-217306) of Auris Medical Holding AG and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding AG

By:	/s/ Hernan Levett
	Name:	Hernan Levett
	Title:	Chief Financial Officer

Date: October 11, 2017

EXHIBIT INDEX

Exhibit Number	Description
10.1	Registered Offering Purchase Agreement, dated as of October 10, 2017, by and between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC.
10.2	Commitment Purchase Agreement, dated as of October 10, 2017, by and between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC.
10.3	Registration Rights Agreement, dated as of October 10, 2017, by and between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC.
99.1	Press Release dated October 11, 2017